June 25, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	G-III Apparel Group, Ltd.
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed April 12, 2013
File No. 000-18183

Ladies and Gentlemen:

The following additional information is being supplied in response to a phone conversation on June 20, 2014 between James Giugliano and Rufus Decker of the Staff and me in order to help clarify your understanding of our organizational structure.

“Appendix 2: G III Organizational Chart,” submitted as part of our letter to the Staff, dated May 12, 2014 (the “May letter”), refers to group managers for various groups in our company. In the Group GIII Core section, four managers were listed. There are two additional managers for G III Core who were omitted and are added to the revised section for that Group set forth below. For further clarification, the product lines supervised by each group manager are set forth as well:

Manager	Product Lines

Wayne S. Miller	Sports Licensing
Deborah Gaertner	Nine West Children Outerwear Wilsons Private Label Women and Men Colebrook

Ron Finestone	Dockers Levi’s Tommy Men
Brian Moorstein	Jones Women Kenneth Cole Women and Men
Robert Fylypowycz	Cole Haan Women and Men

Karl McErlean	G-III China

All group managers report directly to the CEO who is also the CODM. For certain larger product lines, there are sub-managers who report to the group manager. The sub-managers are generally the head sales person for the product line.

Regarding your question about segment managers, the retail operations segment has a group manager as it is comprised of Group Wilsons listed in Appendix 2. The licensed and non-licensed product segments do not have separately identified group managers as their product lines are spread over a number of our Groups. As previously indicated in the May letter, Groups are organizational entities that do not necessarily follow the Company’s segment structure and have evolved as a result of the Company’s historic growth pattern.

Lastly, Vilebrequin should not be listed in Appendix 2 under the retail operations segment. It is part of the non-licensed product segment.

The Company confirms that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has questions regarding the foregoing, please do not hesitate to call or e-mail Neal S. Nackman at (212) 403-0654 or nealn@g-iii.com.

Very truly yours,

/s/ Neal S. Nackman
Neal S. Nackman
Chief Financial Officer

cc:	James Giugliano, Securities and Exchange Commission

Angela Halac, Securities and Exchange Commission

Neil Gold, Esq., Fulbright & Jaworski LLP

Manuel G. Rivera, Esq., Fulbright & Jaworski LLP